August 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Conlon Danberg

Re:	RxSight, Inc.
Registration Statement on Form S-3
Filed August 8, 2022
File No. 333-266651

Acceleration Request

Requested Date:             August 12, 2022

Requested Time:            4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RxSight, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-266651) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Martin Waters at (858) 350-2308.

* * * *

Sincerely,

RxSight, Inc.

/s/ Ron Kurtz, M.D.
Name: Ron Kurtz, M.D.
Title: Chief Executive Officer and President

cc:	Shelley Thunen, RxSight, Inc.

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.